As filed with the Securities and Exchange Commission on July 18, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

52-2297449
(I.R.S. Employer Identification No.)

---

701 Ninth Street, NW
Washington, D.C. 20068
(Address, including zip code, of registrant's principal executive offices)

Potomac Electric Power Company Savings Plan for Exempt Employees
Potomac Electric Power Company Savings Plan for Bargaining Unit Employees
Potomac Electric Power Company Savings Plan for Non-Bargaining Unit, Non-Exempt Employees
(Full title of plans)

Ellen Sheriff Rogers
Vice President and Assistant Secretary
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068
(202) 872-3526
(Name, address and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value (1)	3,000,000(2)	$18.13 (3)	$54,390,000 (3)	$5,003.88 (3)

(1) Includes pursuant to Rule 416(c) under the Securities Act of 1933, as amended ("1933 Act") an indeterminate amount of plan participation interests.

(2) Pursuant to Rule 416(a) under the 1933 Act, the number of shares of Common Stock registered hereby is subject to adjustment to prevent dilution by reason of any stock dividend, stock split, recapitalization or similar transaction that results in an increase in the number of outstanding shares of Common Stock.

(3) Calculated in accordance with Rule 457(h) under the 1933 Act based on the average of the high and low sales prices per share of the common stock of Potomac Electric Power Company ("Pepco") on July 15, 2002, as reported by the New York Stock Exchange ("NYSE"). In connection with the merger of Pepco and Conectiv, each share of Pepco common stock will be exchanged for one share of Common Stock.

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents By Reference.

The following documents filed by Pepco Holdings, Inc. (the "Registrant"), Potomac Electric Power Company ("Pepco"), Conectiv, the Potomac Electric Power Company Savings Plan for Exempt Employees, the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees or the Potomac Electric Power Company Savings Plan for Non-Exempt, Non-Bargaining Unit Employees with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"), are incorporated in this Registration Statement by reference:

(a)   The Annual Report on Form 10-K of the Registrant for the year ended December 31, 2001;

(b)   The description of the Common Stock set forth in the Registrant's Registration Statement on Form 8-A filed on August 7, 2001, pursuant to Section 12 of the 1934 Act, including any amendments or reports updating such description;

(c)   The Quarterly Report on Form 10-Q of the Registrant for the quarter ended March 31, 2002;

(d)   The Current Reports on Form 8-K and Form 8-K/A of the Registrant, dated May 31, 2002, June 7, 2002, July 3, 2002 and July 18, 2002;

(e)   The Annual Report on Form 10-K of Pepco for the year ended December 31, 2001;

(f)   The Quarterly Report on Form 10-Q of Pepco for the quarter ended March 31, 2002;

(g)   The Current Reports on Form 8-K of Pepco, dated January 24, 2002, January 25, 2002, January 25, 2002, April 25, 2002 and May 31, 2002;

(h)   The Annual Report on Form 11-K of the Potomac Electric Power Company Savings Plan for Exempt Employees for the fiscal year ended June 30, 2001;

(i)   The Annual Report on Form 11-K of the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees for the fiscal year ended June 30, 2001;

(j)   The Annual Report on Form 11-K of the Potomac Electric Power Company Savings Plan for Non-Exempt, Non-Bargaining Unit Employees for the fiscal year ended June 30, 2001;

(k)   The Annual Report on Form 10-K of Conectiv for the year ended December 31, 2001;

(l)   The Quarterly Report on Form 10-Q of Conectiv for the quarter ended March 31, 2002; and

(m)   The Current Reports on Form 8-K of Conectiv, dated January 31, 2002, April 2, 2002, June 7, 2002 and July 18, 2002.

All documents filed by the Registrant, Pepco, Conectiv and the respective Plans pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act on or subsequent to the date of this Registration Statement and (i) in the case of the Registrant and the respective Plans, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, and (ii) in the case of Pepco and Conectiv, prior to the Merger shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Registration Statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

The consolidated financial statements of the Registrant included in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Pepco included in Pepco's Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of Conectiv for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the respective Plans incorporated in this Registration Statement by reference to the Annual Reports on Form 11-K of the Plans for the fiscal year ended June 30, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of Common Stock offered hereby has been passed upon for the Registrant by William T. Torgerson, who is regularly employed by Pepco as its Executive Vice President -- External Affairs and General Counsel and who also serves as the Secretary of the Registrant.

Item 6. Indemnification of Directors and Officers.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law for unlawful payment of dividends or stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides that the personal liability of the directors of the Registrant to the Registrant and its stockholders for monetary damages shall be eliminated or limited to the fullest extent permissible under applicable law as may be amended from time to time.

Under Delaware law, a corporation is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and (2) in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful.

A corporation also is permitted to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification is permitted with respect to any claim, issue or matter as to which the person is found liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines the person is fairly and reasonably entitled to indemnification for such expenses as the court shall deem proper.

Under Delaware law, a corporation must indemnify any present or former director or officer of the corporation who is successful on the merits or otherwise in the defense of any action, suit or proceeding against expenses actually and reasonably incurred by such person. Expenses incurred by an officer or director as deemed appropriate by the board of directors, in defending civil, criminal, administrative or investigative proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation. Expenses incurred by former officers and directors or other employees or agents in defending such proceedings may be paid upon terms deemed appropriate by the corporation.

Effective as of the time of the Merger, the Registrant's certificate of incorporation will provide that the Registrant shall indemnify and advance expenses to any director, officer or employee of the Registrant, and may indemnify or advance expenses to any other person, who is, was or is threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of his or her service as a director, officer, employee or agent of the Registrant or his or her service as a director, officer, employee or agent of another entity at the request of the Registrant, to the fullest extent permitted by applicable law; provided that in the case of an advancement of expenses, if required by the Delaware General Corporation Law, an undertaking is first delivered to the Registrant, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it is ultimately determined that the director, officer, employee or agent is not entitled to be indemnified under the certificate of incorporation.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8.   Exhibits.

Exhibit No.	Description of Exhibits
4.1	Certificate of Incorporation of the Registrant *
4.2	Bylaws of the Registrant *
5	Opinion of William T. Torgerson, Esq. **
15	Letter re unaudited financial information of Pepco**
23.1	Consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Registrant, Pepco and the Plans **
23.2	Consent of PricewaterhouseCoopers LLP with respect to the financial statements of Conectiv **
23.3	Consent of William T. Torgerson, Esq. (included in Exhibit No. 5)

* Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2001.

** Filed herewith.

Pepco has received from the Internal Revenue Service (the "IRS") determination letters that each of (i) the Potomac Electric Power Company Savings Plan for Exempt Employees, (ii) the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees and (iii) the Potomac Electric Power Company Savings Plan for Non-Exempt, Non-Bargaining Unit Employees are qualified under section 401 of the Internal Revenue Code.

Item 9. Undertakings.

    (a)   The Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

            (iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by references in this registration statement;

        (2)   That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c)   Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized to sign, in the City of Washington, District of Columbia, on the 18th day of July, 2002.


PEPCO HOLDINGS, INC.

By: D. R. WRAASE
         Dennis R. Wraase
         President and Treasurer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities indicated.

Signature	Title	Date
D.R. WRAASE Dennis R. Wraase	President, Treasurer and Sole Director (principal executive officer, principal financial officer and principal accounting officer)	July 18, 2002

The Plan: Pursuant to the requirements of the Securities Act of 1933, the Plan Administrator of the Plans has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Washington, District of Columbia, on July 18, 2002.

POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR EXEMPT EMPLOYEES

POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

POTOMAC ELECTRIC POWER COMPANY SAVINGS PLAN FOR NON-BARGAINING UNIT, NON-EXEMPT EMPLOYEES

By: D. R. WRAASE
    Dennis R. Wraase
    Chairman, Administrative Board

Exhibit No.	Description of Exhibits
5.	Opinion of William T. Torgerson, Esq.
15	Letter re unaudited financial information of Pepco
23.1	Consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Registrant, Pepco and the Plans
23.2	Consent of PricewaterhouseCoopers LLP with respect to the financial statements of Conectiv
23.3	Consent of William T. Torgerson, Esq. (included in Exhibit No. 5)